Exhibit 10.2

2021 OMNIBUS INCENTIVE PLAN

The Proposal

On April 12, 2021, our Board adopted, subject to stockholder approval at the Annual Meeting, the Inspired Entertainment, Inc. 2021 Omnibus Incentive Plan (the “2021 Plan”). A copy of the 2021 Plan is annexed as Annex A to this proxy statement.

Reasons for the 2021 Plan

The 2018 Omnibus Incentive Plan (the “2018 Plan”) is the only stockholder approved equity plan under which awards can currently be made. As of April 9, 2021, only 221,799 shares remain available for grant under the 2018 Plan. Since adoption of the 2018 Plan, we completed the acquisition of the Gaming Technology Group of Novomatic UK in October 2019 and our operations have grown significantly. Accordingly, our Board believes that the approval of the 2021 Plan by our stockholders is essential to our ability to continue to grow our business, hire critical talent and retain and motivate executives, employees, consultants, advisors and non-employee directors. Our Board believes that our interests and the interests of our stockholders will be advanced if we can offer equity incentive awards that further our long-term business objectives in a manner aligned with our shareholders’ interests.

The 2021 Plan is intended to provide for anticipated rewards through December 31, 2023 including awarding the 750,000 Sign-On RSUs pursuant to the terms of our new employment agreement with Mr. Weil, our Executive Chairman.

If our stockholders approve the 2021 Plan, it would become effective on the date of such approval and would replace the 2018 Plan except that outstanding awards subject to the 2018 Plan would remain governed by the terms of the 2018 Plan and applicable grant agreements. If our stockholders do not approve the 2021 Plan, the 2018 Plan will remain in effect in its current form and we will not have sufficient shares available to grant an appropriate level of equity awards in the next annual award cycle.

Governance Highlights

The 2021 Plan continues to incorporate numerous governance best practices from the 2018 Plan, including:

☒	No “liberal share recycling” of any awards.

☒	Minimum 100% fair market value exercise price for options and SARs.

☒	No “liberal” change in control definition or automatic “single-trigger” change in control vesting.

☒	No “evergreen” share increases or automatic “reload” awards.

☒	No tax gross-ups.

Additionally, the following corporate governance best practices have been added to the 2021 Plan:

☒	Clarified that dividends and dividend equivalent rights, if any, on all awards will be subject to the same vesting requirements as the underlying award and will only be paid at the time those vesting requirements are satisfied. Additionally, clarified that there are no dividends or dividend equivalents on options or SARs.

☒	No repricing of options or SARs and no cash buyout of underwater options and SARs without shareholder approval, except for equitable adjustments in connection with certain corporate transactions.

☒	Provides that all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy as in effect from time to time; and (ii) applicable law.

☒	Provides a default settlement timing provision for vested RSUs.

☒	Subject to the enhancements noted above and certain other conforming or administrative changes, the 2021 Plan is substantially similar to the 2018 Plan.

Impact on Dilution and Fully-Diluted Overhang

Our Board recognizes the impact of dilution on our shareholders and has evaluated this share request carefully in the context of the need to motivate, retain and ensure that our leadership team and key employees are focused on our strategic priorities. If the Plan is approved, the total fully-diluted overhang as of December 31, 2020, would be approximately 20.9%. In this context, fully-diluted overhang is calculated as the sum of unvested awards outstanding under all prior plans plus the proposed share reserve under the 2021 Plan (numerator) divided by the sum of the numerator and basic common shares outstanding, with all data effective as of December 31, 2020. The calculation excludes 1,373,022 vested but unsettled restricted stock units outstanding under the Company’s prior equity plans. Our Board believes that the proposed share reserve represents a reasonable amount of potential equity dilution to accommodate our long-term strategic and growth priorities.

Expected Duration of the Share Reserve

We expect that the share reserve under the 2021 Plan, if this proposal is approved by our shareholders, will be sufficient for equity-based incentive awards for approximately three years. Expectations regarding future share usage could be impacted by a number of factors such as award type mix; hiring and promotion activity at the executive level; the rate at which shares are returned to the 2021 Plan’s reserve under permitted addbacks; the future performance of our stock price; the consequences of acquiring other companies; and other factors. While we believe that the assumptions we used are reasonable, future share usage may differ from current expectations.

Key Stock Plan Data

The following table sets forth information regarding stock-settled equity awards granted over each of the last three years:

	2020	2019	2018	3-Year Avg.
Stock Options/Stock Appreciation Rights (SARs) Granted	0	0	0	—
Target Number of Stock-Settled Restricted Shares/Units Granted	1,117,039	746,522	737,078	—
Weighted-Average Basic Common Shares Outstanding	22,399,333	21,892,964	20,859,407	—
Share Usage Rate	5.0%	3.4%	3.5%	4.0%

Our three-year average share usage rate of 4.0% is below the 75th percentile of our peer group practice1, which is 4.6%. Additionally, as part of our effort to carefully manage our share usage, the Compensation Committee has committed to the following:

●	Any annual equity awards granted to employees will be converted from target award values to a number of shares using the higher of the twenty-day average closing price preceding the grant date of an award or the twenty-day average closing price preceding the previous year’s high price for our common stock, but in any event at a price no lower than $7.00.

●	Until the Company’s average closing stock price exceeds $10.00 for a one-year period, the maximum payout opportunity under annual employee equity awards will be capped at 100% of target.

1 The peer group was developed in 2019 includes the following comparably sized companies in similar industries: Agilysys, Inc., Avid Technology, Inc., Everi Holdings Inc., Glu Mobile Inc., Golden Entertainment, Inc., IMAX Corporation, PlayAGS, Inc., Rosetta Stone Inc., Synchronoss Technologies, Inc., and TiVo Corporation

The following table sets forth certain overhang information as of December 31, 2020 with respect to the Company’s equity compensation plans:

Stock Options/SARs Outstanding	0
Total Unvested Stock-Settled Full-Value Awards Outstanding	2,773,234
—Excludes 1,373,022 Vested but Unsettled Awards	—
Shares Available for Grant under 2018 Plan *	267,311
Proposed Share Reserve under 2021 Plan	2,900,000
Basic Common Shares Outstanding	22,430,475

* For reference purposes, the remaining shares available for grant under the 2018 Plan is denoted as of fiscal year end. The number of shares to be rolled-over into the 2021 Plan will be equal to the actual number of shares which remain available for grant under the 2018 Plan as of the effective date of the 2021 Plan. Upon shareholder approval of the 2021 Plan, no further awards will be made under the 2018 Plan.

As of December 31, 2020, our fully-diluted overhang was 11.9%, which would increase to 20.9% upon shareholder approval of the proposed share reserve under the 2021 Plan. This overhang compares above the 75th percentile of our peer group, which is 17.7%. However, our overhang as of December 31, 2020 includes 1,092,633 shares of restricted stock or units that are subject to satisfaction of stock price targets of $15.00 and $17.50 that will either vest as of December 23, 2021 or will be forfeited and are not eligible to be added back to the share reserve. Excluding these stock price target awards, our overhang would be 17.8%, which is near the 75th percentile of our peer group.

As of April 9, 2021, the per-share closing price of our common stock as reported on the Nasdaq was $9.26.

The material terms of the 2021 Plan are summarized below. This summary of the 2021 Plan is not intended to be a complete description of the Plan, and is qualified in its entirety by the actual text of the 2021 Plan to which reference is made, which is attached to this proxy statement as Annex A.

Purpose

The 2021 Plan is designed to assist us in attracting and retaining key personnel and to provide a means whereby certain employees, officers, managers, directors, consultants and advisors of the Company and its affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may be measured by reference to the value of shares of our common stock, thereby strengthening their commitment to the welfare of the Company and its affiliates, and aligning the interests of such individuals with those of our stockholders.

Administration

The 2021 Plan is administered by the Compensation Committee, which has the authority to designate participants, grant awards, determine the types of awards and the number of shares of common stock to be covered by awards, determine the terms and conditions of any awards, construe and interpret the 2021 Plan and related award agreements, accelerate the vesting of any outstanding awards and make other decisions and determinations for the administration of the 2021 Plan. To the extent permitted by applicable law, the Compensation Committee is generally permitted to delegate certain of its authority under the 2021 Plan to our board of directors, or to a special committee consisting of one or more members of our board of directors who may be officers of the Company. However, the Compensation Committee may not delegate its authority to a member of our board of directors who is an executive officer of the Company with regard to the participation of, or the timing, pricing or amount of an award to, an officer, director or other person subject to Section 16 of the Exchange Act.

Shares Available for Issuance under the 2021 Plan

Under the 2021 Plan, we would be authorized to issue grants for equity awards with respect to 2,900,000 shares, plus the shares which, as of the effective date, are available for grant under the 2018 Plan and that are subject to outstanding awards under the 2018 Plan that would again become available for grant as a result of cancellations or other terminations.

If any award granted under the 2021 Plan or the 2018 Plan expires or is canceled, forfeited, or settled in cash, the undelivered shares will again become available for awards under the 2021 Plan. Shares subject to an award will not be again available for issuance under the 2021 Plan if such shares are delivered to or withheld by the Company to pay withholding taxes, subject to an option or stock appreciation right and were not issued upon the net settlement or exercise of such option or stock appreciation right, or delivered to the Company to pay the purchase price related to an outstanding option or stock appreciation right.

Awards and the shares of common stock authorized under the 2021 Plan, are subject to adjustment as described below under “Changes in Capital Structure and Similar Events.”

Limits on Awards

A director who is not an employee of ours or an affiliate may not be granted awards denominated in shares of our common stock, the aggregate date of grant fair market value of which exceeds, in any calendar year, $250,000; provided, that the foregoing limitation shall not apply to any award made pursuant to an election by a director to receive an award in lieu of all or a portion of the annual and/or committee retainers or other cash fees payable to such director.

Eligibility

Participants in the 2021 Plan will consist of such officers, other employees, non-employee directors, consultants, and advisors of the Company or its affiliates, as selected by the Compensation Committee in its sole discretion. As of the date hereof, there are approximately 1,500 employees, including officers, who would be eligible to participate in the 2021 Plan, if selected by the Compensation Committee. There are currently six non-employee directors who would be eligible to participate in the 2021 Plan.

Grants of Awards

Pursuant to the 2021 Plan, the Compensation Committee may grant awards of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, and stock bonus awards. No awards may be granted under the 2021 Plan following the 10th anniversary of the date the 2021 Plan was adopted by the Board.

Stock Options. The 2021 Plan allows the grant of both incentive stock options, within the meaning of Section 422 of the Code, and non-qualified stock options.

A stock option granted under the 2021 Plan provides a participant with the right to purchase, within a specified period of time, a stated number of shares of common stock at the price specified in the applicable award agreement. The exercise price applicable to a stock option will be set by the Compensation Committee at the time of grant and, except with respect to substitute awards granted in connection with a corporate transaction, will not be less than the fair market value of the underlying shares of common stock on the date of grant (or not less than 110% of the fair market value of the underlying shares in the case of an incentive stock option if the recipient is a 10% stockholder of the Company).

Stock options will vest in accordance with the terms of the applicable award agreement. The maximum term of a stock option granted under the 2021 Plan is 10 years from the date of grant (or five years in the case of an incentive stock option if the recipient is a 10% stockholder of the Company). Payment of the exercise price of a stock option may be made in a manner approved by the Compensation Committee, which may include any of the following payment methods: cash, check (subject to collection), cash equivalent and/or vested shares of common stock (valued at fair market value on the date of exercise), pursuant to a broker- assisted cashless exercise in accordance with procedures approved by the Compensation Committee, pursuant to a delivery of a notice of “net exercise” (whereby the Company withholds from the delivery of shares for which the option is exercised shares having a fair market value equal to the aggregate exercise price of the option), or in any other form of consideration approved by the Compensation Committee.

A maximum of 1,450,000 shares may be granted in the form of incentive stock options under the 2021 Plan.

Stock Appreciation Rights. A stock appreciation right is a conditional right to receive an amount equal to the value of the appreciation in the shares of common stock over a specified period. Stock appreciation rights may be granted in connection with an option, and may be settled in shares of common stock, cash, other securities or property or a combination thereof, as determined by the Compensation Committee. The base price applicable to a stock appreciation right will be set by the Compensation Committee at the time of grant and, except with respect to substitute awards granted in connection with a corporate transaction, will not be less than the fair market value of a share of common stock on the date of grant. The maximum term of a stock appreciation right granted in connection with an option shall be the maximum term for the corresponding option, and for a stock appreciation right granted independent of an option is a period determined by the Compensation Committee, but no longer than 10 years from the date of grant.

Restricted Stock. An award of restricted stock is a grant of shares of common stock which are subject to a substantial risk of forfeiture during a restricted period established in the applicable award agreement. Except as otherwise provided in an award agreement, holders of restricted stock will generally have the right to vote the shares during the period of restriction and to receive dividends subject to vesting and forfeiture to the same degree as the shares of restricted stock to which such dividends relate.

Restricted Stock Units. A restricted stock unit (“RSU”) is a notional unit representing the right to receive one share of common stock at a future date, subject to satisfaction of the conditions of the restricted stock unit award established by the Compensation Committee in the applicable award agreement. Unless otherwise set forth in an award agreement, an award as to which the applicable conditions have been satisfied will be settled in shares of common stock, upon a participant’s termination of service (including due to death or disability) or, if earlier, a change in control; provided, the Compensation Committee may, in its discretion, and subject to the requirements of Section 409A of the Code, elect to pay cash or part cash and part shares of common stock in lieu of delivering only shares of common stock in respect of such award. Unless otherwise set forth in an award agreement, a participant will not be entitled to any dividends with respect to the restricted stock units prior to settlement.

Stock Bonus Awards. The 2021 Plan authorizes the Compensation Committee to grant other awards that may be denominated in, payable in, valued in, or otherwise related to shares of the Company’s common stock. Any such award shall be subject to such conditions not inconsistent with the 2021 Plan as are set forth in the award agreement. Changes in the Capital Structure and Similar Events.

Changes in Capital Structure and Similar Events

In the event of any dividend or other distribution (whether in the form of cash, common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a change in control (as defined in the 2021 Plan)) that affects our common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting the Company, any affiliate, or our financial statements or the financial statements of any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate in order to prevent dilution or enlargement of rights, then the Committee shall make any such adjustments that, in its sole discretion, are equitable and consistent with the requirements of applicable law.

Change in Control

Except to the extent provided in an award agreement or otherwise by the Committee in accordance with its authority under the 2021 Plan, in the event of a participant’s termination of employment or service without cause by the Company or an affiliate within the twelve (12) month period immediately following a change in control (such that the participant’s awards would otherwise be cancelled), the following shall apply:

● any unvested options and stock appreciation rights held by the participant shall become vested and exercisable on the effective date of such termination; and

● the restricted period applicable to any unvested restricted stock, restricted stock units or other awards held by the participant shall expire (including without limitation any applicable performance conditions) and such awards shall be deemed vested on the effective date of such termination.

The Committee shall also have discretion, in the event of a change in control, and subject to the terms of any applicable award agreement and compliance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, to accelerate the vesting, payment or right to exercise of any award effective immediately upon the occurrence of the change in control and cause the restrictions and forfeiture conditions applicable to any award to lapse and deem such awards fully vested and any performance conditions imposed with respect to awards to be fully achieved.

Prohibition on Repricing

The 2021 Plan provides that, except in connection with certain changes in capital structure and similar corporate events, the Compensation Committee shall not without the approval of the Company’s stockholders (a) lower the exercise price of an option or stock appreciation right, (b) cancel an option or stock appreciation right when the exercise price per share exceeds the fair market value of one share in exchange for cash or another Award, or (c) take any other action with respect to an option or stock appreciation right that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the shares are listed.

Clawback and Repayment

All awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy as in effect from time to time; and (ii) applicable law. Further, to the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant shall be required to repay any such excess amount to the Company.

Non-Transferability of Awards

Except as otherwise permitted by the Compensation Committee, awards are non-transferable other than by will or the laws of descent and distribution and restricted stock is generally non-transferable. For the avoidance of doubt, awards may not be transferred to an unrelated third party for consideration.

Termination and Amendment

The Board may amend, alter, suspend, discontinue or terminate the 2021 Plan at any time, except that no amendment may, without stockholder approval, (a) change the eligibility requirements under the 2021 Plan or (b) violate the stockholder approval requirements of the national securities exchange on which the shares of common stock are principally listed. The Compensation Committee may amend the terms of any award granted under the 2021 Plan, provided that any such amendment that would materially and adversely affect the rights of any participant shall not be effective without the consent of the affected participant. The 2021 Plan shall expire on the tenth anniversary of approval by stockholders.

Material U.S. Federal Income Tax Consequences

The following is a brief discussion of the U.S. federal income tax consequences for awards granted under the 2021 Plan. The 2021 Plan is not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and it is not, nor is it intended to be, qualified under Section 401(a) of the Code. This discussion is based on current law, is not intended to constitute tax advice, and does not address all aspects of U.S. federal income taxation that may be relevant to a particular participant in light of his or her personal circumstances, and does not describe foreign, state, or local tax consequences, which may be substantially different. Holders of awards under the 2021 Plan are encouraged to consult with their own tax advisors.

Non-Qualified Stock Options and Stock Appreciation Rights. With respect to non-qualified stock options and stock appreciation rights, (i) no income is recognized by a participant at the time the award is granted; (ii) generally, at exercise, ordinary income is recognized by the participant in an amount equal to the difference between the exercise or base price paid for the shares and the fair market value of the shares on the date of exercise (or, in the case of a cash-settled stock appreciation right, the cash received), and the Company is generally entitled to a tax deduction in the same amount subject to applicable tax withholding requirements; and (iii) upon a subsequent sale of the stock received on exercise, appreciation (or depreciation) after the date of exercise is treated as either short- term or long-term capital gain (or loss) depending on how long the shares have been held, and no deduction will be allowed to the Company as a result of such sale.

Incentive Stock Options. No income is recognized by a participant upon the grant or exercise of an incentive stock option. However, such participant will generally be required to include the excess of the fair market value of the shares at exercise over the exercise price in his or her alternative minimum taxable income. If shares are issued to a participant pursuant to the exercise of an incentive stock option, and if no sale or taxable disposition of such shares is made by such participant within two years after the date of grant or within one year after the transfer of such shares to such participant, then (i) upon sale of such shares, any amount realized in excess of the exercise price will be taxed to such participant as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) no deduction will be allowed to the Company for federal income tax purposes.

If shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either of the holding periods described above, generally (i) the participant will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at exercise (or, if less, the amount realized on the disposition of such shares) over the exercise price paid for such shares and (ii) the Company will generally be entitled to deduct such amount for federal income tax purposes. Any gain (or loss) recognized by the participant upon a subsequent sale or taxable exchange of the shares will be taxed as short-term or long-term capital gain (or loss), depending on the applicable holding period, and no deduction will be allowed by the Company.

Subject to certain exceptions for disability or death, if an incentive stock option is exercised more than three months following termination of employment, the exercise of the stock option will generally be taxed as the exercise of a non-qualified stock option.

Restricted Stock. Unless a participant makes a valid Section 83(b) election as described below, such participant will generally not recognize federal taxable income when he or she receives a grant of restricted stock, and the Company will not be entitled to a deduction until the stock is transferable by the participant or is otherwise no longer subject to a substantial risk of forfeiture. When the stock is either transferable or is no longer subject to a substantial risk of forfeiture, the participant will recognize ordinary income in an amount equal to the fair market value of the shares at that time (less any amounts paid for the shares), and generally, the Company will be entitled to a deduction in the same amount. Any gain or loss recognized by the participant upon a later disposition of the common stock will be capital gain or loss. A participant’s holding period for purposes of determining whether that capital gain or loss is long-term or short-term will be counted from the date the stock became transferable or ceased to be subject to a substantial risk of forfeiture.

A participant may elect to recognize ordinary income at the time that a restricted stock award is granted in an amount equal to the fair market value of the shares subject to the award (less any amounts paid for such shares) at the time of grant, determined without regard to certain restrictions. This election is referred to as a Section 83(b) election. In that event, the Company will be entitled to a corresponding deduction in the same year. Any gain or loss recognized by the participant upon a later disposition of the shares will be capital gain or loss. A participant’s holding period for purposes of determining whether that capital gain or loss is long-term or short-term will be counted from the date of the original transfer to the participant. The participant may not claim a credit for any tax previously paid on stock that is later forfeited.

Restricted Stock Units. If a participant is granted an award of restricted stock units, he or she will not be required to recognize any taxable income at the time of grant or at the time that the award vests. Upon distribution of shares or cash in respect of a restricted stock units, the fair market value of those shares or the amount of that cash will be taxable to the participant as ordinary income and the Company will receive a deduction equal to the income recognized thereby. The subsequent disposition of shares acquired pursuant to an award of restricted stock units will result in capital gain or loss (based on the difference between the price received on disposition and the market value of the shares at the time of their distribution). The capital gain tax rate will depend on a number of factors, including the length of time the participant held the shares prior to selling them.

Stock Bonus Awards. A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the common shares subject to the award is transferred to the participant over the amount the participant paid for such shares, if any. The company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for Federal income tax purposes.

Withholding. At the time a participant is required to recognize ordinary compensation income resulting from an award, such income will be subject to federal and applicable state and local income tax and applicable tax withholding requirements with respect to an employee participant.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to each of the corporation’s chief executive officer, the corporation’s chief financial officer and certain other current and former executive officers of the corporation.

New Plan Benefits

The following table summarizes the aggregate grants approved by the Compensation Committee, subject to approval by the Company’s stockholders, to each of the named executive officers, all current executive officers as a group, all current directors who are not executive officers as a group, and all other participants as a group, as of April 9, 2021. Such awards consist solely of the 750,000 Sign-On RSUs to be awarded pursuant to Mr. Weil’s employment agreement.

Name and Position	Time Based RSUs (1)	Adjusted EBITDA Based RSUs (2)	Stock Price Based RSUs (3)
A. Lorne Weil Executive Chairman	250,000	250,000	250,000
Brooks H. Pierce President and Chief Operating Officer
Daniel B. Silvers Executive VP and Chief Strategy Officer
Executive Group	250,000	250,000	250,000
Non-Executive Director Group
Non-Executive Employee Group

(1)	The Time Based RSUs would vest in the following increments subject to Mr. Weil’s continued employment through the vesting date – 85,000 RSUs on December 31, 2022; 80,000 RSUs on December 31, 2023; and 85,000 RSUs on December 31, 2024.

(2)	The number of Adjusted EBITDA Based RSUs reflect the target number of RSUs which is the maximum number eligible to vest based on the performance level attained. Each year in the period of 2021 to 2024, Mr. Weil will have the opportunity to earn a tranche of 62,500 of such Adjusted EBITDA Based RSUs. For a year in which the Committee determines that the performance level has been attained in excess of the 100% target amount, such excess EBITDA will be applied to the subsequent year in determining whether the subsequent year’s target has been met.

(3)	The Stock Price Based RSUs are earned by meeting the stock price targets as determined by the average closing price of the Company’s common stock for any consecutive 45 calendar day period commencing on the effective date of Mr. Weil’s employment agreement (i.e., January 1, 2020). The tranches are as follows – 80,000 RSUs at $6.25; 85,000 RSUs at $8.25; and 85,000 RSUs at $15.00. The stock price targets applicable to the first two tranches were met — $6.25 in December 2020 and $8.25 in March 2021. Compared to the closing stock price of $3.49 on October 9, 2020, the date that the Company entered into the employment agreement with Mr. Weil, the stock price targets required growth of 79%, 136%, and 330%, respectively.

Because future awards under the 2021 Plan are in the discretion of the Compensation Committee and will also depend on the fair market value of the shares at various future dates, it is not possible to determine additional benefits that may be received if the 2021 Plan is approved by stockholders. In addition, please see “Long-Term Equity Awards” section above for a description of the RSUs approved as formula awards to our executive officers in August 2020 and please see “Director Compensation” section above for a description of the equity grant program for our non-employee directors.